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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3/A
Rule 13e-3 Transaction Statement
under the Securities Exchange Act of 1934
Amendment No. 8

TouchTunes Music Corporation
(Name of the Issuer)

TouchTunes Music Corporation
Techno Expres S.A.
Caisse de Depot et Placement du Quebec
Lothian Partners 27 SARL
(Names of Persons Filing Statement)

Class A voting common stock of
TouchTunes Music Corporation, par value $0.001 per share
(Title of Class of Securities)

878 462 10 0
(CUSIP Number of Class of Securities)

John Perrachon
TouchTunes Music Corporation
1800 East Sahara Avenue
Suite 107
Las Vegas, Nevada 89104
(702)-792-7405
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

  a.
  ☐  The filing of solicitation materials or an information statement to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.
  ☐  The filing of a registration statement under the Securities Act of 1933.

  c.
  ☐  A tender offer.

  d.
  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐ y

Check the following box if the filing is a final amendment reporting results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$360,000.00	$72.00

The above transaction value assumes that in connection with the reverse stock split described in this Schedule 13e-3 TouchTunes Music Corporation will use a ratio of one to 2,000 and purchase fractional interests equivalent to approximately 720,000 pre-split shares of Class A voting common stock, par value $0.001 per share, of the corporation for $0.50 per share.	The above filing fee was determined by multiplying 0.0002 by the transaction value stated opposite.
*
Set forth the amount on which the filing fee is calculated and state how it was determined.

y
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
$72.00

Form or Registration No.:
Schedule 13E-3

Filing Party:
TouchTunes Music Corporation

Date Filed:
February 12, 2004

This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed jointly by TouchTunes Music Corporation ("TouchTunes"), Techno Expres S.A. ("Techno Expres"), Caisse de Depot et Placement du Quebec ("CDPQ"), and Lothian Partners 27 SARL ("Lothian"). This amendment no. 8 (this "Final Amendment") further amends the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed by TouchTunes on February 12, 2004, as previously amended by amendment no. 1, dated June 17, 2004, amendment no. 2, dated July 30, 2004, amendment no. 3, dated October 4, 2004, amendment no. 4, dated January 12, 2005, amendment no. 5, dated June 22, 2005, amendment no. 6, dated August 3, 2005, and amendment no. 7, dated October 31, 2005.

The information contained herein concerning TouchTunes was provided by TouchTunes. The information contained herein concerning Techno Expres, CDPQ, and Lothian was provided by Techno Expres, CDPQ, and Lothian, respectively. In filing this transaction statement, each filing person is relying on the accuracy of the information provided by each other filing person and has undertaken no independent investigation to confirm the accuracy thereof.

Concurrently with the filing of amendment no. 7, TouchTunes filed its definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") in respect of its annual meeting of shareholders scheduled for December 1, 2005. The information contained in the Definitive Proxy Statement is hereby expressly incorporated herein by reference. Capitalized terms used but not otherwise defined herein are used herein as defined in the Definitive Proxy Statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934 to report the results of the Reverse Stock Split.

TouchTunes held its annual meeting of shareholders (the "Annual Meeting") in Montreal, Quebec on Thursday, December 1, 2005, for the purpose of, among other things, approving the Reverse Stock Split. There were 33,943,266 shares of Common Stock represented at the Annual Meeting in person or by proxy, or approximately 93 percent of the shares of Common Stock outstanding and entitled to vote at the Annual Meeting. The Reverse Stock Split was approved by the holders of a majority of the outstanding shares of Common Stock, as well as by a majority of the outstanding shares of common stock held by shareholders other than Techno Expres S.A., Caisse de Depot et Placement du Quebec, Lothian Partners 27 SARL, and officers and directors of TouchTunes.

The Reverse Stock Split became effective on Thursday, December 22, 2005, upon the filing by TouchTunes with the secretary of state of the State of Nevada of a certificate of change in respect of the decrease in the number of authorized shares of common stock occasioned by the Reverse Stock Split. The number of authorized shares of Common Stock immediately before the Reverse Stock Split was 100,000.000. The number of authorized shares of Common Stock immediately after the Reverse Stock Split was, and the current number of authorized shares of Common Stock is 50,000.

TouchTunes' transfer agent, National Stock Transfer, will send a letter of transmittal to shareholders that would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, who will each receive in lieu of such fractional share of Common Stock, upon surrendering their stock certificates to the exchange agent, an amount in cash equal to $0.50 multiplied by the number of pre-split shares of Common Stock represented by such fractional share. Any person entitled only to receive cash as a result of the Reverse Stock Split will no longer be a shareholder of TouchTunes.

The company has terminated the registration of its Common Stock under the Exchange Act, and thereby has ended the Company's obligations as a public company under the United States securities laws, including its obligations to file reports pursuant to Section 13 of the Exchange Act. Accordingly, as of January 13, 2006, the company's Common Stock is no longer eligible for trading through the OTC Bulletin Board service.

Additional Information

Copies of any information incorporated in this Final Amendment by reference to any other document filed by TouchTunes with the Securities and Exchange Commission may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of such documents may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is "www.sec.gov." TouchTunes will also make copies of such documents available to stockholders upon written request to TouchTunes' headquarters.

Exhibits

The following document is being filed as an exhibit to this Final Amendment:

Press release, dated January 16, 2006, announcing the approval of TouchTunes' proposed going private transaction at the meeting of its shareholders held on December 1, 2005, and the consummation of such transaction on January 13, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete, and correct.

TOUCHTUNES MUSIC CORPORATION
Dated: January 16, 2006
	By:	/s/ MATTHEW CARSON Matthew Carson Vice President Finance and Chief Financial Officer

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
	By:	/s/ MICHEL LEFEBVRE Michel Lefebvre Vice President
	By:	/s/ STEPHANE RENE Stephane Rene Vice President

TECHNO EXPRES S.A.
	By:	/s/ GUY NATHAN Guy Nathan President director general

LOTHIAN PARTNERS 27 (SARL) SICAR
	By:	/s/ MATTHIJS BOGERS Matthijs Bogers Manager (Gerant)

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated January 16, 2006, announcing the approval of TouchTunes Music Corporation's proposed going private transaction at the meeting of its shareholders held on December 1, 2005, and the consummation of such transaction on January 13, 2006

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SIGNATURE
EXHIBIT INDEX